Exhibit 3.2

FIRST AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

OF

P.A.M. TRANSPORTATION SERVICES, INC.

The Amended and Restated By-Laws (the “Bylaws”) of P.A.M. Transportation Services, Inc., a Delaware corporation (the “Corporation”), are hereby amended as follows:

1.       Article VIII of the Bylaws is deleted in its entirety and replaced with the following:

ARTICLE VIII.

INDEMNIFICATION

SECTION  1.   ACTION BY PERSONS OTHER THAN THE CORPORATION.  Under the circumstances prescribed in Sections 3 and 4 of this Article, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party of any, threatened, pending or completed action, suit or proceeding, or investigation, whether civil, criminal or administrative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION  2.   ACTIONS BY OR IN THE NAME OF THE CORPORATION.  Under the circumstances prescribed in Sections 3 and 4 of this Article, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party of any, threatened, pending or completed action, suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper.

SECTION  3.   SUCCESSFUL DEFENSE.  To the extent that a Director, Officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

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SECTION  4.   AUTHORIZATION OF INDEMNIFICATION.  Except as provided in Section 3 of this Article and except as may be ordered by a court, any indemnification under Sections 1 and 2 of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2.  Such determination shall be made:

(1)	by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding; or

(2)	if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested Directors so directs, by the firm of independent legal counsel then employed by the Corporation, in a written opinion.

SECTION  5.   PREPAYMENT OF EXPENSES.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the Director, Officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article.

SECTION  6.   NON-EXCLUSIVE RIGHT.  The indemnification provided by this Article shall not be deemed exclusive of any other right to which the person indemnified hereunder shall be entitled and shall inure to the benefit of the heirs, executors or administrators of such persons.

SECTION  7.   INSURANCE.  The corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this section.

SECTION  8.   INTERPRETATION OF ARTICLE.  It is the intent of this Article VIII to provide for indemnification of the Directors, Officers, employees and agents of the Corporation to the full extent permitted under the laws of State of Delaware.  This Article VIII shall be construed in a manner consistent with such intent.

Adopted effective as of January 3, 2020.

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